Exhibit 99.4

Annual General Meeting of Shareholders The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 a.m. (New York City time) on November 30, 2022 for action to be taken. 2022 VOTING INSTRUCTIONS AMERICAN DEPOSITARY SHARES SOS Limited (formerly known as “China Rapid Finance Limited”) (the “Company”) ADS CUSIP No.: 83587W205. ADS Record Date: October 17, 2022 (New York City time). Meeting Specifics: Annual General Meeting to be held on December 5, 2022 at 10:00 a.m. (Eastern Time), at the Company’s headquarters located at Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street, West Coast New District, Qingdao City, Shandong Province 266400, People’s Republic of China (the “Meeting”). Meeting Agenda: Please refer to the Company’s Notice of Meeting enclosed herewith (For more information regarding the Meeting and to view the Meeting materials, please visit the Company’s website at https://service.sosyun.com/sos_en/investorRoom.html. Depositary: Citibank, N.A. Deposit Agreement: Deposit Agreement, dated as of May 4, 2017, by and among the Company, the Depositary and all Holders and Beneficial Owners, as amended by Amendment No.1 to the Deposit Agreement, dated as of November 15, 2019 and as further amended by Amendment No. 2 to the Deposit Agreement, dated as of July 6, 2022. Deposited Securities: Fully Paid Class A Ordinary Shares, par value US$0.0001 per Share, of the Company. Custodian: Citibank, N.A. - Hong Kong. The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified hereof (such American Depositary Shares, the “ADSs”) hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof. The Depositary has been advised by the Company that the Fifth Amended and Restated Memorandum and Articles of Association of the Company (the “Articles of Association”) provide that voting at any general meeting of shareholders is by a poll. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date (and, if so required by the Company, who also hold the ADSs as of the applicable share record date) of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with the voting instructions received from the Holders of ADSs. If the Depositary does not receive instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of Deposited Securities may be materially adversely affected. Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as otherwise contemplated in the Deposit Agreement). Notwithstanding anything else contained in the Deposit Agreement, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders. Please indicate on the reverse side hereof how the Deposited Securities are to be voted. The Voting Instructions must be marked, signed and returned on time in order to be counted. By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

PROPOSALS

Proposal 1: As an ordinary resolution, that Yandai Wang be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company's next annual general meeting.

Proposal 2: As an ordinary resolution, that Li Sing Leung be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company's next annual general meeting.

Proposal 3: As an ordinary resolution, that Russell Krauss be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company's next annual general meeting.

Proposal 4: As an ordinary resolution, that Douglas L. Brown be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company's next annual general meeting.

Proposal 5: As an ordinary resolution, that Ronggang (Jonathan) Zhang be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company's next annual general meeting.

Proposal 6: As an ordinary resolution, that Wenbin Wu be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company's next annual general meeting.

Proposal 7: As an ordinary resolution, to ratify the selection of Audit Alliance LLP as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2022

Proposal 8: As an ordinary resolution, to approve and adopt the Company's 2022 equity incentive plan.

Proposal 9: As a special resolution, to approve and adopt a Securities Purchase Agreement (the "SPA") and related transactions providing for the disposition (transaction contemplated by the SPA is referred to as the "Disposition") by the Company of 100% of the outstanding shares of S International Group Limited ("S International BVI"), the Company's wholly owned subsidiary and a business company incorporated in the British Virgin Islands with limited liability, to S International Holdings Limited, a Cayman exempt company (the "Purchaser"), in exchange for $17 million (the "Purchase Price").

The Company has informed the Depositary that the Board of Directors of the Company recommends a vote "FOR" the proposals.

A Issues SOS Limited

	For	Against	Abstain
Proposal 1	☐	☐	☐
Proposal 2	☐	☐	☐
Proposal 3	☐	☐	☐
Proposal 4	☐	☐	☐
Proposal 5	☐	☐	☐
Proposal 6	☐	☐	☐
Proposal 7	☐	☐	☐
Proposal 8	☐	☐	☐
Proposal 9	☐	☐	☐

B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions "FOR" the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an "ABSTAIN" Voting Instruction for such issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be signed in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)
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